ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-221419 and 333-221419-01

May 8, 2019

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream, LP

Pricing Term Sheet

$600,000,000 5.125% Senior Notes due 2029

The information in this pricing term sheet supplements the preliminary prospectus supplement of DCP Midstream Operating, LP, dated May 8, 2019 (the “preliminary prospectus supplement”), and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information included therein. Terms used but not defined herein have the meanings assigned to them in the preliminary prospectus supplement.

Issuer:	DCP Midstream Operating, LP

Security Ratings (Moody’s / S&P / Fitch)*:	Ba2/BB+/BB+

Guarantor:	DCP Midstream, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	May 8, 2019

Settlement Date: (T+2)	May 10, 2019

Interest Accrual Date:	May 10, 2019

Maturity Date:	May 15, 2029

Principal Amount:	$600,000,000

Benchmark:	2.625% due February 15, 2029

Benchmark Yield:	2.48%

Spread to Benchmark:	+265 bps

Yield to Maturity:	5.125%

Coupon:	5.125%

Public Offering Price:	100.000%

Net Proceeds Before Expenses:	$594,000,000

Optional Redemption:	At any time prior to February 15, 2029 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including such redemption date. At any time on or after February 15, 2029 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2019

CUSIP / ISIN:	23311V AH0 / US23311VAH06

Use of Proceeds:	We intend to use the net proceeds from this offering for general partnership purposes, including the repayment of indebtedness under our revolving credit facility and the funding of capital expenditures.

Joint Bookrunning Managers:	Citigroup Global Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	PNC Capital Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC

*    Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146; MUFG Securities Americas Inc. at 1-877-649-6848; TD Securities (USA) LLC at 1-855-495-9846; J.P. Morgan Securities LLC at 1-866-803-9204; Mizuho Securities USA LLC at 1-866-271-7403; RBC Capital Markets, LLC at 1-866-375-6829; or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.

No PRIIPs key information document (KID). Not for retail investors in the EEA. No PRIIPs KID has been prepared as not available to retail in EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.